

New York Stock Exchange
11 Wall Street
New York, NY 10005

October 16, 2020

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the shares of beneficial interest, $0.001 par value, of Janus Henderson AAA CLO ETF, a series of Janus Detroit Street Trust, under the Exchange Act of 1934.

Sincerely,